OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

REDBACK NETWORKS INC.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
757209507
(CUSIP Number)
Carla S. Newell
c/o Technology Crossover Ventures
528 Ramona Street
Palo Alto, California 94301
(650) 614-8200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 5, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	757209507

1	NAMES OF REPORTING PERSONS: TCV IV, L.P. See item 2 for identification of the General Partner

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		11,172,753 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		11,172,753 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,172,753 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(A)	Please see Item 5. Includes warrants which can be immediately exercised for a total of 1,570,800 shares of common stock.

CUSIP No.	757209507

1	NAMES OF REPORTING PERSONS: TCV IV STRATEGIC PARTNERS, L.P. See item 2 for identification of the General Partner

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		416,613 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		416,613 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

416,613 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(A)	Please see Item 5. Includes warrants which can be immediately exercised for a total of 58,573 shares of common stock.

CUSIP No.	757209507

1	NAMES OF REPORTING PERSONS: TECHNOLOGY CROSSOVER MANAGEMENT IV, L.L.C See item 2 for identification of the General Partner

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF,OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		11,589,366 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		11,589,366 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,589,366 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(A)	Please see Item 5. Includes warrants which can be immediately exercised for a total of 1,629,373 shares of common stock.

CUSIP No.	757209507

1	NAMES OF REPORTING PERSONS: JAY C. HOAG

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF,OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,589,366 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

11,589,366 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,589,366 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A)	Please see Item 5. Includes warrants which can be immediately exercised for a total of 1,629,373 shares of common stock.

CUSIP No.	757209507

1	NAMES OF REPORTING PERSONS: RICHARD H. KIMBALL

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF,OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,589,366 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

11,589,366 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,589,366 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A)	Please see Item 5. Includes warrants which can be immediately exercised for a total of 1,629,373 shares of common stock.

CUSIP No.	757209507

1	NAMES OF REPORTING PERSONS: JOHN L. DREW

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF,OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		1,023 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,589,366 SHARES OF COMMON STOCK (B)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,023 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

11,589,366 SHARES OF COMMON STOCK (B)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,590,389 SHARES OF COMMON STOCK (C)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A)	Please see Item 5. Consists of options issued under the Redback Networks Inc. 1999 Director’s Option Plan and held directly by Reporting Person which can be exercised within 60 days from the date hereof for a total of 1,023 shares of common stock.

(B)	Please see Item 5. Includes warrants which can be immediately exercised for a total of 1,629,373 shares of common stock.

(C)	Includes shares referenced in (A) and (B).

ITEM 1. SECURITY AND ISSUER.
This statement relates to shares of common stock, par value $0.0001 per share (the “Common Stock”), of Redback Networks Inc., a Delaware corporation (“Redback” or the “Company”). The Company’s principal executive offices are located at 300 Holger Way, San Jose, California 95134.
ITEM 2. IDENTITY AND BACKGROUND.
(a)-(c), (f). This statement is being filed by (1) TCV IV, L.P., a Delaware limited partnership (“TCV IV”), (2) TCV IV Strategic Partners, L.P., a Delaware limited partnership (“Strategic Partners IV”), (3) Technology Crossover Management IV, L.L.C., a Delaware limited liability company (“Management IV”), (4) Jay C. Hoag (“Mr. Hoag”); (5) Richard H. Kimball (“Mr. Kimball”); and (6) John L. Drew (“Mr. Drew”). TCV IV, Strategic Partners IV, Management IV, Mr. Hoag, Mr. Kimball and Mr. Drew are sometimes collectively referred to herein as the “Reporting Persons.” The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto.
TCV IV, Strategic Partners IV and Management IV are each principally engaged in the business of investing in securities of privately and publicly held companies. Management IV is the sole general partner of TCV IV and Strategic Partners IV. The address of the principal business and office of each of TCV IV, Strategic Partners IV and Management IV is 528 Ramona Street, Palo Alto, California 94301.
Mr. Hoag and Mr. Kimball are the managing members of Management IV. Mr. Drew is a non-managing member of Management IV. Mr. Hoag, Mr. Kimball and Mr. Drew are each United States citizens, and the present principal occupation of each is as a venture capital investor. The business address of each of Mr. Hoag, Mr. Kimball and Mr. Drew is 528 Ramona Street, Palo Alto, California 94301.
(d), (e). During the last five years, none of TCV IV, Strategic Partners IV, Management IV, Mr. Hoag, Mr. Kimball or Mr. Drew has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
On May 9, 2006, TCV IV and Strategic Partners IV (collectively, the “TCV IV Funds”) entered into an agreement (the “Purchase Agreement”) to purchase the shares of Common Stock set forth in the table below (the “Additional Shares”) from certain existing stockholders of the Company in a transaction registered under the Securities Act of 1933, as amended. The closing of the purchase of the Additional Shares occurred on May 23, 2006. The Purchase Agreement and an amendment (the “SPA Amendment”) to the Purchase Agreement are attached hereto as Exhibits 9 and 10 (and are incorporated by reference herein).

Name of Investor	Number of Shares Acquired	Purchase Price

TCV IV	1,858,210	$21.75
Strategic Partners IV	69,290	$21.75
The source of funds for the acquisition of the Additional Shares by the TCV IV Funds was capital contributions from their respective partners.
On May 24, 2006, TCV IV and Strategic Partners IV purchased 366,340 and 13,660 shares of Common Stock, respectively, from the underwriters in the secondary offering of the Company at $21.25 per share (the “Offering Shares”).
The source of funds for the acquisition of the Offering Shares by TCV IV Funds was capital contributions from their respective partners.
On June 5, 2005, pursuant to the terms of the Certificate of Designation of Series B Convertible Preferred Stock of the Company attached hereto as Exhibit 3 (and incorporated by reference herein), each outstanding share of Series B Preferred Stock automatically converted into shares of Common Stock at the time the closing price of the Company’s Common Stock was at least $13.809 for 90 consecutive trading days. TCV IV and Strategic Partners IV received 6,283,200 and 234,290 shares of Common Stock, respectively, as a result of such conversion.
On June 5, 2005, in connection with the conversion of the Series B Preferred Stock into Common Stock, the holders of Series B Preferred Stock received payment of accrued and unpaid dividends in Common Stock (with such Common Stock valued at the average closing price of the Company’s Common Stock for the ten (10) consecutive trading days prior to the conversion of the Series B Preferred Stock) upon the conversion of the Series B Preferred Stock. TCV IV and Strategic Partners IV received 60,257 and 2,246 shares of Common Stock respectively, in payment of such accrued and unpaid dividends.

ITEM 4. PURPOSE OF TRANSACTION.
The Reporting Persons acquired the Offering Shares for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock in the open market, in connection with issuances by the company or sales by other stockholders in transactions registered under the Securities Act of 1933, as amended, in privately negotiated transactions or otherwise and/or retain and/or sell or otherwise dispose of all or a portion of their shares in the open market, through transactions registered under the Securities Act, through privately negotiated transactions or through distributions to their respective partners or otherwise. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Company’s business, financial condition, operating results and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.
Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
(a), (b). As of the close of business on June 5, 2006, TCV IV, Strategic Partners IV, Management IV, Mr. Hoag, Mr. Kimball and Mr. Drew beneficially owned directly and/or indirectly the following shares of Common Stock:

Name of Reporting	Number of Total Shares		Percentage of Outstanding Shares
Person	of Common Stock		of Common Stock(*)
TCV IV	11,172,753	(1)	16.2%
Strategic Partners IV	416,613	(2)	Less than 1%
Management IV	11,589,366(**	)(3)	16.8%
Mr. Hoag	11,589,366(**	)(3)	16.8%
Mr. Kimball	11,589,366(**	)(3)	16.8%
Mr. Drew	11,590,389(**	)(4)	16.8%

(*)	All percentages in this table are based on (i) 60,724,164 shares of Common Stock of the Company outstanding as of April 30, 2006 as reported on the prospectus supplement as filed pursuant to Rule 424(b)(5) on May 19, 2006 plus (ii) the 6,517,490 shares of common stock of the Company received by Reporting Persons upon conversion of the Series B Preferred Stock.

(**)	Certain Reporting Persons disclaim beneficial ownership as set forth below.

(1)	Includes warrants which can be immediately exercised for a total of 1,570,800 shares of Common Stock.

(2)	Includes warrants which can be immediately exercised for a total of 58,573 shares of Common Stock.

(3)	Includes warrants which can be immediately exercised for a total of 1,629,373 shares of Common Stock.

(4)	Includes options issued under the Company’s 1999 Director’s Option Plan and held directly by Mr. Drew which can be exercised within 60 days from the date hereof for a total of 1,023 shares of Common Stock. This also includes warrants which can be immediately exercised for a total of 1,629,373 shares of Common Stock.
TCV IV has the sole power to dispose or direct the disposition of the shares and warrants held by TCV IV and the shares received upon exercise of the warrants held by TCV IV. TCV IV has the sole power to direct the voting of the shares held by TCV IV and the shares received upon exercise of the warrants held by TCV IV.
Strategic Partners IV has the sole power to dispose or direct the disposition of the shares and warrants held by Strategic Partners IV and the shares received upon exercise of the warrants held by Strategic Partners IV. Strategic Partners IV has the sole power to direct the voting of the shares held by Strategic Partners IV and the shares received upon exercise of the warrants held by Strategic Partners IV.

Management IV is the sole general partner of the TCV IV Funds and has the sole power to dispose or direct the disposition of the shares and warrants held by the TCV IV Funds and the shares received upon exercise of the warrants held by the TCV IV Funds. Management IV has the sole power to direct the vote of the shares held by the TCV IV Funds and the shares received upon exercise of the warrants held by the TCV IV Funds. Management IV disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.
Messrs. Hoag and Kimball are the managing members of Management IV and Mr. Drew is a non-managing member of Management IV. Under the operating agreement of Management IV, each of Messrs. Hoag, Kimball and Drew has the shared power to dispose or direct the disposition of the shares and warrants held by TCV IV Funds and the shares received upon exercise of the warrants held by the TCV IV Funds. Each of Messrs. Hoag, Kimball and Drew also has the shared power to vote or direct the vote of the shares held by TCV IV Funds and the shares received upon exercise of the warrants held by the TCV IV Funds. Mr. Drew has the sole power to dispose and direct the disposition of the shares received upon exercise of his options and the sole power to direct the vote of the shares received upon exercise of his options. Messrs. Hoag, Kimball and Drew disclaim beneficial ownership of the securities owned by the TCV IV Funds except to the extent of their pecuniary interest therein.
The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group.
Except as set forth in this Item 5(a) — (b), each of the Reporting Persons disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other Reporting Person.
(c). Except as set forth herein, none of the Reporting Persons has effected any transactions in the Common Stock of the Company in the last 60 days.
(d). Not applicable.
(e). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
As a result of the conversion of the Series B Preferred Stock into Common Stock on June 5, 2006, the TCV IV Funds no longer have a right to designate a director to serve on the Company’s Board of Directors. However, Mr. Drew will continue to serve as a director of the Company.
Except as set forth in the Reporting Persons’ statement on Schedule 13D with respect to the Company’s securities, filed on January 8, 2004, Amendment No. 1 to the Initial 13D filed April 28, 2004 and Amendment No. 4 to the Initial 13D filed on May 18, 2006, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to any contracts, arrangements, understandings or relationships (legal or otherwise) concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
Exhibit 1 Joint Filing Agreement (incorporated by reference from Exhibit 1 to the Schedule 13D relating to the common stock of Redback Networks Inc. filed on January 8, 2004)
Exhibit 2 Securities Purchase Agreement, dated January 2, 2004, among Redback Networks Inc., TCV IV, L.P. and TCV IV Strategic Partners, L.P. (incorporated by reference from Exhibit 2 to the Schedule 13D relating to the common stock of Redback Networks Inc. filed on January 8, 2004)
Exhibit 3 Certificate of Designation of Series B Convertible Preferred Stock of Redback Networks Inc. (incorporated by reference from Exhibit 3 to the Schedule 13D relating to the common stock of Redback Networks Inc. filed on January 8, 2004)
Exhibit 4 Investor Rights Agreement, dated January 5, 2004, among Redback Networks Inc., TCV IV, L.P. and TCV IV Strategic Partners, L.P. (incorporated by reference from Exhibit 4 to the Schedule 13D relating to the common stock of Redback Networks Inc. filed on January 8, 2004)
Exhibit 5 Form of Warrant to Purchase Common Stock of Redback Networks Inc., to be issued to TCV IV, L.P. and TCV IV Strategic Partners, L.P. on the Closing Date. (incorporated by reference from Exhibit 5 to the Schedule 13D relating to the common stock of Redback Networks Inc. filed on January 8, 2004)
Exhibit 6 Third Amendment to the Rights Agreement, dated January 5, 2004, between Redback Networks Inc. and US Stock Transfer Corporation. (incorporated by reference from Exhibit 6 to the Schedule 13D relating to the common stock of Redback Networks Inc. filed on January 8, 2004)
Exhibit 7 Statement Appointing Designated Filer and Authorized Signatories dated November 5, 2001(incorporated by reference from Exhibit A to the Schedule 13D/A relating to the common stock of Digital Generation Systems, Inc. filed on March 21, 2002).
Exhibit 8 Amendment of Investor Rights Agreement, dated April 5, 2004, among Redback Networks Inc., TCV IV, L.P. and TCV IV Strategic Partners, L.P. (incorporated by reference from Exhibit 5 to schedule 13D/A relating to the common stock of Redback Networks Inc. filed on April 28, 2004)
Exhibit 9 Stock Purchase Agreement by and between TCV IV, L.P. and TCV IV Strategic Partners, L.P. and Alta Partners Ltd. and Alta Partners Discount Convertible Arbitrage Ltd. dated May 9, 2006 (incorporated by reference from Exhibit 9 to schedule 13D/A relating to the common stock of Redback Networks Inc. filed on May 18, 2006)
Exhibit 10 Amendment to Stock Purchase Agreement among TCV IV, L.P., TCV Strategic Partners, L.P., Alta Partners Ltd., Alta Partners Discount Convertible Arbitrage Ltd., Alta Partners Holdings, LDC and Alta Partners Discount Convertible Arbitrage Holdings, Ltd. dated May 10, 2006 (incorporated by reference from Exhibit 10 to schedule 13D/A relating to the common stock of Redback Networks Inc. filed on May 18, 2006)
..

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: June 15, 2006
TCV IV, L.P.
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory
TCV IV STRATEGIC PARTNERS, L.P.
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory
TECHNOLOGY CROSSOVER MANAGEMENT IV, L.L.C.
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory
JAY C. HOAG
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory
RICHARD H. KIMBALL
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory
JOHN L. DREW
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
Exhibit 1 Joint Filing Agreement (incorporated by reference from Exhibit 1 to the Schedule 13D relating to the common stock of Redback Networks Inc. filed on January 8, 2004)
Exhibit 2 Securities Purchase Agreement, dated January 2, 2004, among Redback Networks Inc., TCV IV, L.P. and TCV IV Strategic Partners, L.P. (incorporated by reference from Exhibit 2 to the Schedule 13D relating to the common stock of Redback Networks Inc. filed on January 8, 2004)
Exhibit 3 Certificate of Designation of Series B Convertible Preferred Stock of Redback Networks Inc. (incorporated by reference from Exhibit 3 to the Schedule 13D relating to the common stock of Redback Networks Inc. filed on January 8, 2004)
Exhibit 4 Investor Rights Agreement, dated January 5, 2004, among Redback Networks Inc., TCV IV, L.P. and TCV IV Strategic Partners, L.P. (incorporated by reference from Exhibit 4 to the Schedule 13D relating to the common stock of Redback Networks Inc. filed on January 8, 2004)
Exhibit 5 Form of Warrant to Purchase Common Stock of Redback Networks Inc., to be issued to TCV IV, L.P. and TCV IV Strategic Partners, L.P. on the Closing Date. (incorporated by reference from Exhibit 5 to the Schedule 13D relating to the common stock of Redback Networks Inc. filed on January 8, 2004)
Exhibit 6 Third Amendment to the Rights Agreement, dated January 5, 2004, between Redback Networks Inc. and US Stock Transfer Corporation. (incorporated by reference from Exhibit 6 to the Schedule 13D relating to the common stock of Redback Networks Inc. filed on January 8, 2004)
Exhibit 7 Statement Appointing Designated Filer and Authorized Signatories dated November 5, 2001(incorporated by reference from Exhibit A to the Schedule 13D/A relating to the common stock of Digital Generation Systems, Inc. filed on March 21, 2002).
Exhibit 8 Amendment of Investor Rights Agreement, dated April 5, 2004, among Redback Networks Inc., TCV IV, L.P. and TCV IV Strategic Partners, L.P. (incorporated by reference from Exhibit 5 to schedule 13D/A relating to the common stock of Redback Networks Inc. filed on April 28, 2004)
Exhibit 9 Stock Purchase Agreement by and between TCV IV, L.P. and TCV IV Strategic Partners, L.P. and Alta Partners Ltd. and Alta Partners Discount Convertible Arbitrage Ltd. dated May 9, 2006 (incorporated by reference from Exhibit 9 to schedule 13D/A relating to the common stock of Redback Networks Inc. filed on May 18, 2006)
Exhibit 10 Amendment to Stock Purchase Agreement among TCV IV, L.P., TCV Strategic Partners, L.P., Alta Partners Ltd., Alta Partners Discount Convertible Arbitrage Ltd., Alta Partners Holdings, LDC and Alta Partners Discount Convertible Arbitrage Holdings, Ltd. dated May 10, 2006 (incorporated by reference from Exhibit 10 to schedule 13D/A relating to the common stock of Redback Networks Inc. filed on May 18, 2006)
        .